UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Registrant’s Name)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 27, 2021, EZGO Technologies Ltd. (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) in connection with the registered direct public offering (the “Offering”) of 2,564,102 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.7 ordinary share (together, the “Warrants”), for an aggregate purchase price of approximately $12,000,000. The Units are being offered at a price of $4.68 per Unit (the “Unit Purchase Price”). The Warrants are exercisable immediately after the date of issuance (the “Initial Exercise Date”) at an exercise price of $4.68 per share, subject to adjustments, and will expire two years after the Initial Exercise Date.

Pursuant to the Purchase Agreement, the Investors have a 30% right of participation (on a pro-rata basis) in any debt or equity linked financings undertaken by the Company for one year following the closing of the Offering. Further, until sixty (60) days after the closing of the Offering, the Company shall not, directly or indirectly, offer or issue any securities (or enter into any agreement with respect thereto) other than customary exceptions. The Company may also not enter into any variable rate transactions until such date that no Warrants remain outstanding.

The Company expects the Offering to close on or about June 1, 2021, subject to the satisfaction of customary closing conditions set forth in the Purchase Agreement. The Purchase Agreement contains customary representations, warranties and agreements of the Company and the Investors and customary indemnification rights and obligations of the parties.

The Company intends to use the proceeds from the Offering for working capital purposes.

The Company’s securities described above are being offered pursuant to effective registration statements on Form F-1 (SEC File Nos. 333-256311 and 333-256525), that were declared effective on May 26, 2021 and May 27, 2021, respectively. The Company expects to file the prospectus supplement for the Offering on or about June 1, 2021.

The Company also entered into Placement Agency Agreement dated May 27, 2021 (the “Placement Agency Agreement”) with FT Global Capital, Inc., to act as exclusive placement agent in connection with this Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the gross proceeds raised in the Offering. The Placement Agent is also entitled to additional tail compensation for any financings consummated within the 12-month period following the termination of the Placement Agency Agreement to the extent that such financing is provided to the Company by investors that the Placement Agent had introduced to the Company. In addition, the Company agreed to issue to the Placement Agent two-year warrants to purchase a number of common shares equal to 5.0% of the aggregate number of Units sold in this offering, at an exercise price equal to $5.85 per share.

Pursuant to the Placement Agency Agreement, each of our directors and executive officers, have entered into lock-up agreements that generally prohibit the sale, transfer, or other disposition of our securities, without the prior written consent of the Placement Agent, for a period of ninety (90) days following the closing of the Offering. Further, until sixty (60) days after the closing of the Offering, the Company shall not, directly or indirectly, offer or issue any securities (or enter into any agreement with respect thereto) other than customary exceptions.

The foregoing description of the Placement Agent Warrants, the Placement Agency Agreement, the Purchase Agreement and the Warrants, are qualified in their entirety by reference to the full text of each of the Placement Agent Warrants, the Placement Agency Agreement, the Purchase Agreement and the Warrants, the forms of which are attached hereto as Exhibit 99.1, 99.2, 99.3 and 99.4 respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Company’s registration statement on Form F-1, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this report, except as required by law.

The prospectus relating to the Offering is available on the Commission’s web site at http://www.sec.gov.

Pursuant to the Offering, on May 27, 2021, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is filed as Exhibit 99.5 hereto and is incorporated by reference.

Exhibit No.	Description
99.1	Form of Placement Agent Warrant
99.2	Form of Placement Agency Agreement
99.3	Form of Securities Purchase Agreement
99.4	Form of Investor Warrant
99.5	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: May 27, 2021

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